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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                 Force 10 Trading, Inc. f/k/a Petrex Corporation
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                                (Name of Issuer)

                          Common Stock, Par Value $.001

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                         (Title of Class of Securities)

                                   345205 10 8
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                                 (CUSIP Number)

                                  Mary E. Blake
                          11781 South Lone Park Parkway
                                    Suite 230
                               Draper, Utah 84020

                                 with a copy to

                                 Weed & Co. LLP
                        4695 MacArthur Court, Suite 1430
                             Newport Beach, CA 92660
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 13, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 345205 10 8
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

Mary Elizabeth Blake
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a).............................................................................
(b).............................................................................
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3. SEC Use Only.................................................................

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4. Source of Funds (See Instructions)

Not Applicable
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) .[X].

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6. Citizenship or Place of Organization

United States of America
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Number of Shares Beneficially Owned by Each Reporting Person With:
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7. Sole Voting Power: 3,894,000 shares of common stock

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8. Shared Voting Power: 0

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9. Sole Dispositive Power: 3,894,000 shares of common stock

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10. Shared Dispositive Power: 0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,894,000
shares of common stock

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

Not applicable.
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13. Percent of Class Represented by Amount in Row (11): 40.6%

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14. Type of Reporting Person (See Instructions): IN

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ITEM 1.                Security and Issuer
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         Common Stock, Par Value, $.001

         Force 10 Trading, Inc.
         11781 South Lone Peak Parkway
         Suite 230
         Draper, UT 84020

ITEM 2.                Identity and Background
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         (a)  Name:  Mary Elizabeth Blake

         (b)  Residence or business address:
         11781 South Lone Peak Parkway
         Suite 230
         Draper, UT 84020

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Secretary and Director of Force 10 Trading, Inc.
         11781 South Lone Peak Parkway
         Technology Center 22
         Suite 230
         Draper, UT 84020

         (d,e)         Legal Proceedings

         During the last five years, Ms. Blake has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         On June 4, 2001, Ms. Blake consented to an Order by the Securities and Exchange Commission that Ms. Blake cease and desist from committing or causing violations of, and committing and causing any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13D-1, 13D-2, 16a-2 and 16a-3 promulgated thereunder. Ms. Blake made late filings concerning her beneficial ownership interest in a public company.

         During the last five years, Ms. Blake has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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         (f)           Citizenship:

         U.S.A.- State of California

ITEM 3.           Source and Amount of Funds or Other Consideration
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         Not applicable.

ITEM 4.                Purpose of Transaction
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         On November 8, 2001, Ms. Blake reported that she acquired 4,914,000 shares of Petrex Corporation, the predecessor of Force 10 Trading, Inc., as a result of the Agreement and Plan of Reorganization dated October 5, 2001 between Force 10 Trading, Inc. and Petrex Corporation. These shares were never delivered to Ms. Blake and instead, were held in escrow pending the closing of the Force 10/Petrex merger. At the close of escrow in early March 2002, Ms. Blake was ultimately issued 4,489,000 shares of common stock as a result of the transaction, not the 4,914,000 shares originally reported.

         On March 13, 2002, Ms. Blake transferred 45,000 shares of common stock of the issuer to an individual to pursuant to settlement and dismissal of litigation concerning Ms. Blake's spouse, Jon Marple.

         On March 13, 2002, Ms. Blake sold 300,000 shares in a private transaction in exchange for a fifty percent interest in a privately-held company named TelStar Marketing. The value of this interest has yet to be determined.

         On March 13, 2002, Ms. Blake sold 250,000 shares in a private transaction with two individuals in exchange for $35,000.

ITEM 5.                Interest in Securities of the Issuer
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            (a) Out of 9,602,910 shares of Force 10 Trading, Inc. outstanding at
            March 21, 2002, Ms. Blake owns 3,894,000 shares, or approximately 40.6% of the outstanding common stock of Force 10.
            (b) Ms. Blake has the sole power to vote and dispose of the shares described in paragraph (a).
            (c) Other than the transactions listed above, Ms. Blake has not effected any transactions in Force 10 securities in the past sixty days.
            (d)  Not applicable.
            (e)  Not applicable.


ITEM 6.                Contracts, Arrangements, Understandings or Relationships
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with Respect to Securities of the Issuer
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            None.

ITEM 7.                Material to Be Filed as Exhibits
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         None.

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                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2002
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Date


/s/Mary E. Blake
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Signature


Mary E. Blake
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)